UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mountains West Exploration, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

624516 20 9
(CUSIP Number)

William M. Lynes 2001 Butterfield Road, Suite 1050 Downers Grove, IL 60515
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 669878 10 3	13D	Page 2 of 8 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William M. Lynes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 442,343
	8	SHARED VOTING POWER 3,833,645
	9	SOLE DISPOSITIVE POWER 442,343
	10	SHARED DISPOSITIVE POWER 3,833,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 669878 10 3	13D	Page 3 of 8 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TAPO VENTURES LLC 20-1843117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,833,645
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,833,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,833,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 669878 10 3	13D	Page 4 of 8 pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Mountains West Exploration, Inc., a New Mexico corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2001 Butterfield Road, Suite 1050, Downers Grove, Illinois 60515.

Item 2. Identity and Background.

(a)-(c)
William M. Lynes is an individual and TAPO Ventures LLC (“TAPO”) is a limited liability company, both of whose principal business address is 195 N. Harbor Drive, Suite 4601, Chicago, IL 60601. Mr. Lynes is the sole member of TAPO. Mr. Lynes is the Chief Executive Officer of the Issuer.

(d)-(e)	During the past five years, neither of the Reporting Persons has: (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

(f)	Mr. Lynes is a United States citizen. TAPO is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Lynes and TAPO each received shares of common stock from the Issuer in connection with the acquisition by the Issuer of the membership interests of Secured Digital Storage LLC.

Item 4. Purpose of Transaction.

The securities referred to in this Schedule have been acquired as for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Mr. Lynes is the Chief Executive Officer of the Issuer but except as otherwise described in this statement, he does not have any present plans or proposals that relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP NO. 669878 10 3	13D	Page 5 of 8 pages

(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv) other than as previously announced by the Issuer, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) any material change in the present capitalization or dividend policy of the Issuer;

(vi) any other material change in the Issuer’s business or corporate structure;

(vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(c) As of the date hereof, Mr. Lynes is the direct beneficial owner of 442,343 shares of Common Stock over which he has sole voting and sole dispositive power and the indirect beneficial owner of 3,833,645 shares of Common Stock directly owned by TAPO over which Mr. Lynes and TAPO have shared voting and shared dispositive power. The total 4,275,988 shares of Common Stock beneficially owned by Mr. Lynes represents 40.71% of the issued and outstanding shares of Common Stock, based on 10,503,600 shares issued and outstanding on November 13, 2007 as reported by the Issuer in its Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 19, 2007.

(d)      The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past sixty days:

Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
11/7/07	442,343 shares of Common Stock	Mr. Lynes received shares of common stock from the Issuer in connection with the acquisition by the Issuer of the membership interests of Secured Digital Storage LLC.	Acquired from Issuer in connection with acquisition.
11/7/07	3,833,645	TAPO received shares of common stock from the Issuer in connection with the acquisition by the Issuer of the membership interests of Secured Digital Storage LLC.	Acquired from Issuer in connection with acquisition.

CUSIP NO. 669878 10 3	13D	Page 6 of 8 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

	Exhibit No.	Description

	99.1	Joint Filing Agreement

CUSIP NO. 669878 10 3	13D	Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2007
	By:	/s/ William M. Lynes
William M. Lynes

TAPO Ventures LLC

Dated: November 27, 2007
	By:	/s/ William M. Lynes
William M. Lynes, Member

CUSIP NO. 669878 10 3	13D	Page 8 of 8 pages

EXHIBIT INDEX
Exhibit No.	Description

99.1	Joint Filing Agreement